As filed with the Securities and Exchange Commission on June 8, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HCW BIOLOGICS INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	82-5024477
(State or Other Jurisdiction of	Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number	Identification Number)

2929 N Commerce Parkway

Miramar, FL 33025

(954) 842-2024

Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices

Hing C. Wong, Ph.D.

Chief Executive Officer

HCW Biologics Inc.

2929 N Commerce Parkway

Miramar, FL 33025

(954) 842-2024

Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service

With a copy to:

James Groth Clark Hill PLC 130 E. Randolph St., Ste. 3900 Chicago, IL 60601 (312) 985-5900	Yevgeniya (Jeny) Zarmon Clark Hill PLC 210 Carnegie Center, Suite 102 Princeton, NJ 08540 (609) 785-2918

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this registration statement, as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JUNE 8, 2026

Resale of

up to 5,693,950 Shares of Common Stock

This prospectus relates to the proposed resale by the respective selling stockholders identified below of up to an aggregate of 5,693,950 shares of our common stock, par value $0.0001 per share (our “Common Stock”), consisting of:

(1)	427,046 shares of our Common Stock (the “Shares”) issued on May 22, 2026 (the “Closing Date”) pursuant to that certain Securities Purchase Agreement, dated as of May 21, 2026 (the “Purchase Agreement”), by and among us and certain accredited investors (the “Investors”);

(2)	up to 2,419,929 shares of our Common Stock issuable upon the exercise of pre-funded warrants issued on the Closing Date (the “Pre-Funded Warrants” and such shares, the “Pre-Funded Warrant Shares”); and

(3)	up to 2,846,975 shares of our Common Stock issuable upon the exercise of common stock purchase warrants issued on the Closing Date (the “May 2026 Common Warrants” and such shares, the “Common Warrant Shares,” and together with the Pre-Funded Warrant Shares, the “Warrant Shares”).

On May 21, 2026, we entered into the Purchase Agreement with the Investors, pursuant to which we agreed to issue and sell an aggregate of 2,846,975 units at a purchase price of $1.405 per unit, with each unit consisting of (i) one share of Common Stock or, in lieu thereof, one Pre-Funded Warrant, and (ii) one Common Warrant to purchase one share of Common Stock (the “PIPE Transaction”). In connection with the closing of the PIPE Transaction, we issued 427,046 Shares and 2,419,929 Pre-Funded Warrants, and May 2026 Common Warrants to purchase up to an aggregate of 2,846,975 shares of Common Stock, for aggregate gross proceeds of approximately $4.0 million.

In connection with the PIPE Transaction, certain of our directors and executive officers and their affiliates purchased an aggregate of approximately $600,000 of the securities offered in the PIPE Transaction. Specifically, Hing C. Wong, our Founder and Chief Executive Officer, purchased $160,000 of securities, Scott Garrett, a member of our board of directors, purchased $250,000 of securities, and Rebecca Byam, our Chief Financial Officer, purchased $20,000 of securities. In addition, certain affiliates and associated investors, including Chris and Ling Cheung, Michael Poon and Manwah Wong, and H&H Yeung Corporation, purchased an aggregate of approximately $170,000 of the securities. Such purchases were made on the same terms and conditions as those offered to the other Investors in the PIPE Transaction.

The Pre-Funded Warrants are exercisable immediately at an exercise price of $0.0001 per share and will remain exercisable until exercised in full. The May 2026 Common Warrants are exercisable immediately at an exercise price of $1.28 per share and will expire five and one-half years from the date of issuance.

We are registering the resale of the Shares and the Warrant Shares pursuant to the registration rights granted to the Investors in that certain Registration Rights Agreement, dated May 21, 2026, by and among us and the Investors.

The selling stockholders may offer, sell, or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of our Common Stock by the selling stockholders and proceeds from the exercise of Pre-Funded Warrants will be nominal. However, we may receive proceeds from the exercise of the May 2026 Common Warrants, if exercised for cash.

We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The selling stockholders will bear all commissions and discounts, if any, attributable to their sales of shares of our Common Stock. See the section entitled “Plan of Distribution” of this prospectus for additional information.

Our Common Stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “HCWB”. On June 3, 2026, the last quoted sale price for our Common Stock as reported on Nasdaq was $1.68 per share.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities is speculative and involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors“ beginning on page 9 of this prospectus before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June         , 2026

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read on our website and the website of the Securities and Exchange Commission. See “Where You Can Find More Information.”

Information contained in, and that can be accessed through our web site, www.hcwbiologics.com shall not be deemed to be part of this prospectus or incorporated herein by reference and should not be relied upon by any prospective investors for the purposes of determining whether to purchase the shares offered hereunder.

Unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company,” “HCW Biologics,” “HCWB,” and “our business” refer to HCW Biologics Inc. and “this offering” refers to the offering contemplated in this prospectus.

Neither we nor the selling stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of securities hereunder. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the selling stockholders are not, making an offer of these securities in any jurisdiction where such offer is not permitted.

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ABOUT THIS PROSPECTUS

This prospectus describes the general manner in which the selling stockholders identified in this prospectus may offer, from time to time, (1) shares of our Common Stock issued in connection with our private placement transaction consummated on May 22, 2026 (the “PIPE Transaction”), (2) shares of our Common Stock issuable upon the exercise of Pre-Funded Warrants issued in the PIPE Transaction, and (3) shares of our Common Stock issuable upon the exercise of the May 2026 Common Warrants issued in the PIPE Transaction, in each case as described below. We are not selling any securities under this prospectus and will not receive any proceeds from the sale of shares of our Common Stock by the selling stockholders.

This prospectus is part of a registration statement that we filed with the SEC. This prospectus provides you with general information regarding the securities being offered by the selling stockholders. You should read this prospectus as well as the additional information described under the headings “Information Incorporated by Reference” and “Where You Can Find More Information” before making an investment decision.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by us, the selling stockholders or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

This document may only be used where it is legal to sell these securities. The information contained in this prospectus (and in any supplement or amendment to this prospectus) is accurate only as of the date on the front of the document, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

References to “selling stockholders” refers to the security holders identified herein in the section titled “Selling Stockholders” beginning on page 17 of this prospectus, who may sell securities from time to time as described in this prospectus.

Unless otherwise indicated, information contained in or incorporated by reference into this prospectus concerning our business and the industry and markets in which we operate, including with respect to our business prospects, our market position and opportunity, and the competitive landscape, is based on information from our management’s estimates, as well as from industry publications, surveys, and studies conducted by third parties. Our management’s estimates are derived from publicly available information, their knowledge of our business and industry, and assumptions based on such information and knowledge, which they believe to be reasonable. In addition, while we believe that information contained in the industry publications, surveys, and studies has been obtained from reliable sources, we have not independently verified any of the data contained in these third-party sources, and the accuracy and completeness of the information contained in these sources is not guaranteed.

Although we are not aware of any misstatements regarding the market and industry data presented in this prospectus and the documents incorporated herein by reference, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus, including in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2026, and our Quarterly Report on Form 10-Q for the three months ended March 31, 2026, filed with the SEC on May 14,2026. Accordingly, you should not place undue reliance on this information.

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PROSPECTUS SUMMARY

The SEC allows us to “incorporate by reference” certain information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede the information disclosed in this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our securities and our financial statements and notes to those statements included in this prospectus. This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all the information that you should consider before determining whether to invest in our securities. You should read the entire prospectus carefully, including the information included in the “Risk Factors” section, as well as our financial statements, notes to the financial statements and the other information included or incorporated by reference in this prospectus, before making an investment decision.

Our Company

HCW Biologics Inc. (“HCW Biologics” or the “Company”) is a clinical-stage biopharmaceutical company developing transformative fusion immunotherapeutics to treat or support treatment of diseases promoted by chronic inflammation. We have created novel compounds that represent a new class of drugs that we believe have the potential to fundamentally change the treatment of autoimmune disorders and other proinflammatory diseases, cancer and senescence-associated dysplasia. Among other things, we have begun commercialization of certain commercial-ready proprietary compounds for use as reagents in the production of immunotherapeutics for the treatment of infectious diseases and cancer. We want our products to improve patients’ healthspan as well as their quality of life, and possibly extend longevity.

Chronic inflammation is believed to be a significant contributing factor to the cause for many diseases and conditions that diminish health span and quality of life. The induction and retention of low-grade inflammation in the human body is mainly the result of persistent activation of immune cells and the accumulation of non-proliferative but metabolically active senescent cells.

Senescence is a physiologic process important in promoting wound healing, tissue homeostasis, regeneration, embryogenesis, fibrosis regulation, and tumorigenesis suppression. However, accumulation of senescent cells with Senescence-Associated Phenotype (“SASP”) proinflammatory factors has been implicated as a major source of chronic sterile inflammation leading to many aging-related pathologies. SASP factors, including proinflammatory cytokines, chemokines, and proteinases, drive an inflammation cycle. Senescence is considered a stress response and can be induced by a wide range of intrinsic and extrinsic insults. Over time, these insults cause normal tissue cells to enter a senescent state of irreversible growth arrest accompanied by the release of SASP factors. The inflammation cycle promoted by SASP factors also activates immune cells. Similar to senescent cells, prolonged activation of immune cells promote the release of highly proinflammatory cytokines. Unresolved activation of immune cells leads to chronic low-grade inflammation, which perpetuates this cycle.

Two of the Company’s proprietary molecules, HCW9201 and HCW9206, are commercial-ready to be used as reagents in the production of immunotherapeutic treatments. On March 13, 2026, Science Advances, a peer-reviewed, high-impact journal, released a publication with the Company’s data that showed the Company’s proprietary, commercial-ready compound, HCW9206, could fundamentally change how CAR-T cell therapies are manufactured and potentially improve how they perform against diseases such as cancer and HIV. These findings support the Company’s belief that HCW9206 is a leap forward in both clinical potential and manufacturing efficiency.

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The Company has developed two proprietary drug discovery and development platforms which we use to create novel fusion immunotherapeutics:

The TOBI™ (Tissue factOr-Based fusIon) platform. The TOBITM platform is designed to engineer multi-functional fusion protein molecules and protein complexes that rebalance the immune system. It employs a Tissue Factor (“TF”) scaffold that can be packaged with multiple protein targets, including cytokines, chemokines, ligands, receptors, and single-chain antibodies.

The T-cell Receptor β Chain constant region (“TRBC”) platform. The TRBC platform is designed to engineer multi-function fusion protein molecules and protein complexes that rejuvenate the immune system. It employs a protein-based scaffold that can be packaged with multiple elements, including multi-specific cytokines, immune checkpoint inhibitors, and immune-cell engagers.

Our clinical development programs are based on a few select lead product candidates which will be advanced in Company-sponsored clinical trials or in partnership with a corporate partner. Our clinical development and financing strategy consider business development transactions as a key component for our plans to develop breakthrough therapeutics. We regularly assess our product portfolio to determine if clinical development through a corporate partnership is the optimal means to advance clinical development and commercialization.

Lead Product Candidates in Clinical Development

●	HCW9302 is a clinical-stage compound that is an injectable, first-in-kind interleukin 2 (“IL-2”) fusion protein complex constructed using the Company’s proprietary TOBI platform technology. Its mechanism of action involves binding to IL-2αβγ receptors predominantly expressed on regulatory T (“Treg”) cells, thereby activating and expanding Treg cells that can suppress unwanted immune and inflammatory responses. Beijing Trimmune Biotech Co., Ltd. (“Trimmune”) has an option to license the rights to the China market for HCW9302. On November 17, 2025, the first patient was dosed at The Ohio State University Wexner Medical Center for the Company-sponsored, multi-center first-in-human clinical trial to evaluate HCW9302 in patients with alopecia areata (NCT07049328).

●	HCW11-018b is a preclinical molecule that is a novel, tetra-valent T-Cell engager we call the Big BiTE, since it consists of a BiTE (common for all T-Cell Engagers) and an Enhancer (which makes the HCWB T-Cell Engager the “BIG BiTE”). HCW11-018b is designed to address key challenges for first generation T-Cell Engagers: manufacturability, preclinical safety profile, and ability to treat solid tumors.

●	HCW11-040 is a preclinical molecule that is a unique combination of cytokines and pembrolizumab, a generic form of Keytruda®, in a multi-functional fusion molecule. (KEYTRUDA is a registered trademark of Merck, Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc. and the company is not affiliated with HCW Biologics.) This lead product candidate exhibits the ability to expand Tpex cells without a cytokine storm in preclinical studies. In addition, it exhibits superior immune-cell activation, expansion, and cytotoxicity against cancer cells and tumors when compared to pembrolizumab in in-vitro and in-vivo studies.

Programs being Developed through Corporate Partnership

●	HCW11-006 is a preclinical molecule that combines several different immune functional domains as part of a group of compounds characterized as multi-functional immune cell stimulators. This lead product candidate will be developed in partnership with Trimmune, the licensee responsible for the development and commercialization of HCW11-006. HCW11-006 will be developed by Trimmune, our licensee with exclusive worldwide rights for in vivo applications of this compound. Trimmune intends to begin Phase 1 clinical trials in China in mid-2027. The Company has an Opt-In Right for the Americas market that we may choose to exercise, based on the results of the first Phase 1 studies in China. We will continue to monitor the results of IND-enabling studies and results of the clinical study before making a decision on whether to exercise our Opt-In Right.

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Commercial-Ready Reagents for Production of Immunotherapeutic Treatments

●	HCW9206 is a proprietary fusion protein designed as a reagent to use in the production of CAR-therapies for the treatment of infectious diseases, including HIV, and cancer. HCW9206 is a novel class of immunotherapeutic that enables a single molecule to deliver synergistic signals from three different immune-stimulatory cytokines.

●	HCW9201 is a proprietary fusion protein designed as a reagent to use in the production of Natural Killer (“NK”) cell-based therapies. It is a unique cytokine-induced memory-like phenotype that supports enhanced anti-tumor activity, robust trafficking, superior proliferation capacity, and metabolic flexibility, all of which contribute to treatment resilience in the adverse tumor microenvironment.

HCWB has an experienced team led by Dr. Hing C. Wong, our Founder and CEO, who discovered and developed the immunotherapeutic Anktiva® (also known as ALT-803, an IL-15 agonist receptor) through pivotal trials. This blockbuster immunotherapeutic treatment for cancer was sold to ImmunityBio, Inc. in 2017 in a $1.0 billion acquisition. Anktiva® was approved by the U.S. Food and Drug Administration (“FDA”) for a bladder cancer indication in 2024.

Compliance with Nasdaq Listing Rules

On March 26, 2026, the Company received a written notice from the Nasdaq Listing Qualifications Staff (the “Staff”) indicating that the Company was not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5810(c)(3)(A), which requires listed securities to maintain a minimum bid price of $1.00 per share. In accordance with Nasdaq rules, because the Company effected a reverse stock split in April 2025, the Company was not eligible for a 180-calendar day compliance period to regain compliance with the bid price requirement.

The Company timely requested a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal this determination, which request stayed any delisting or suspension action pending the outcome of the hearing process. The hearing was held on May 5, 2026.

On May 29, 2026, the Panel issued a decision granting the Company an exception to regain compliance with the Bid Price Rule, subject to certain conditions. As set forth in the decision, the Company must demonstrate compliance with the Bid Price Rule by maintaining a closing bid price of at least $1.00 per share for a minimum of 20 consecutive trading days on or before July 29, 2026. On June 3, 2026, the last quoted sale price for the Company’s Common Stock as reported on Nasdaq was $1.68 per share. The Company is prepared to effect a reverse stock split on or about June 30, 2026 if necessary to maintain compliance with the Bid Price Rule.

In addition, the Company is subject to certain ongoing requirements and monitoring by the Panel, including a discretionary panel monitor period through September 22, 2026, during which the Company must maintain compliance with Nasdaq continued listing requirements. Per the Panel’s decision letter, if the Company again becomes deficient with the Bid Price Rule prior to September 22, 2026, the Company will be immediately delisted.

Wugen License

On May 21, 2026, the Company elected to exercise its option to terminate the exclusive worldwide license agreement with Wugen Inc. (the “Wugen License”) for ex vivo rights to the Company’s molecules HCW9201 and HCW9206. The termination was made pursuant to Section 1(b) of the 12-month suspension letter agreement (“Suspension Letter Agreement”) the parties entered into on May 30, 2025. Pursuant to Section 1(b) of the Suspension Letter Agreement, the Company had the right to terminate the Wugen License during the 12-month suspension period if the Company entered into a letter of intent with a third party to license the ex vivo rights for either HCW9201 and/or HCW9206 prior to the end of the suspension period.

Emerging Growth Company

From the time the Company effected its initial public offering, in July 2021, we have qualified as an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

We expect to remain an emerging growth company until December 31, 2026 (the last day of the fiscal year following the fifth anniversary of the consummation of our initial public offering). References herein to “emerging growth company” shall have the meaning associated with that term in the JOBS Act.

Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our Common Stock held by non-affiliates exceeds $700 million as of the prior June 30.

Corporate Information

Our principal executive office is located at 2929 N Commerce Parkway, Miramar, FL 33025, and our telephone number is (954) 842-2024. Our website address is www.hcwbiologics.com. Information on or accessed through our website is not incorporated into and not part of this prospectus.

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OFFERING SUMMARY

This prospectus relates to the resale, from time to time, by the selling stockholders identified herein of up to 5,693,950 shares of our Common Stock, which consist of shares of our Common Stock issued in connection with our private placement transaction consummated on May 22, 2026 (the “PIPE Transaction”) and shares of our Common Stock issuable upon exercise of the Pre-Funded Warrants and the May 2026 Common Warrants issued in the PIPE Transaction.

Issuer:	HCW Biologics Inc.

Shares of Common Stock to be Issued by Us:	Up to 5,266,904 shares of our Common Stock, consisting of (i) 2,419,929 shares issuable upon exercise of the Pre-Funded Warrants and (ii) 2,846,975 shares issuable upon exercise of the May 2026 Common Warrants. The 427,046 Shares have already been issued, are outstanding and are being registered for resale in this registration statement as well. No shares are being issued by the Company in connection with this registration statement.

Shares of Common Stock outstanding as of the date of this prospectus(1):	7,161,150 shares of Common Stock (including the Shares issued in the PIPE Transaction and excluding shares issuable upon exercise of the Pre-Funded Warrants and May 2026 Common Warrants).

Resale of Common Stock:

Shares of Common Stock Offered by the Selling Stockholders(1):	The selling stockholders are offering up to an aggregate of 5,693,950 shares of our Common Stock, consisting of:

● 427,046 Shares;

● up to 2,419,929 shares of our Common Stock issuable upon exercise of the Pre-Funded Warrants; and

● up to 2,846,975 shares of our Common Stock issuable upon exercise of the May 2026 Common Warrants.

Terms of the Offering:	The selling stockholders may sell the shares from time to time at prevailing market prices or at negotiated prices. See “Plan of Distribution.”

Use of Proceeds:	We will not receive any proceeds from any sale of shares of our Common Stock by the selling stockholders. However, we may receive gross proceeds of up to approximately $3.6 million from the cash exercise of the May 2026 Common Warrants (based on an exercise price of $1.28 per share), assuming full exercise of such warrants. We do not expect to receive material proceeds from the exercise of the Pre-Funded Warrants, which have a nominal exercise price. We intend to use any proceeds from the exercise of the May 2026 Common Warrants for general corporate purposes, which may include funding our clinical and preclinical development programs, research and development expenses, working capital and other general corporate purposes.

Risk Factors:	Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 9 of this prospectus.

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Transfer Agent:	The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC.

Nasdaq Symbol:	Our Common Stock is listed on Nasdaq under the symbol “HCWB”. There is no established trading market for the Pre-Funded Warrants, and we do not expect a trading market to develop. We do not intend to list the Pre-Funded Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Pre-Funded Warrants will be extremely limited.

(1)	The number of shares of Common Stock outstanding is based on 7,161,150 shares outstanding as of June 3, 2026, including 427,046 shares issued in connection with the PIPE Transaction. The number excludes the following:

●	Pre-Funded Warrants which may be exercised to purchase up to 2,419,929 shares of Common Stock for $0.0001 per share, issued in connection with the PIPE Transaction.

●	May 2026 Common Warrants which may be exercised to purchase up to 2,846,975 shares of Common Stock for $1.28 per share, issued in connection with the PIPE Transaction.

●	126,540 shares issuable upon the conversion of outstanding warrants exercisable at $26.00 per share;

●	5,497,702 shares issuable upon the conversion of outstanding warrants for $0.6055 per share, including warrants to exercise up to 2,477,292 shares of Common Stock issued on February 19, 2026 and warrants to exercise up to 3,020,410 shares of Common Stock issued on November 20, 2025 and repriced on February 19, 2026, which are both subject to stockholder approval;

●	42,955 shares issuable upon the exercise stock options of vested employee equity awards under the 2019 Equity Incentive Plan (“2019 Plan”) and the 2021 Equity Incentive Plan (“2021 Plan”);

●	1,173 shares for stock options underlying unvested employee equity awards under the 2019 Plan and 2021 Plan;

●	93,299 shares reserved for issuance under our 2021 Plan; and

●	Shares valued up to $17.0 million, which may be issued through draws on our equity line of credit.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated herein by reference contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. This includes, without limitation, statements regarding the financial position and the plans and objectives of management for our future operations. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus and in any document incorporated by reference in this prospectus, including our Annual Report for the year ended December 31, 2025, filed on Form 10-K on March 31, 2026 (the “Annual Report”) and our Quarterly Report for the three month period ended March 31, 2026, filed on Form 10-Q on May 14, 2026, may include, for example, statements about:

●	management’s going concern assessment;

●	the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against us;

●	financial performance and the ability to remain compliant with the continued listing requirements of Nasdaq, maintain the listing of our securities on Nasdaq, and the potential liquidity and trading of our securities;

●	the sufficiency of our existing cash and cash equivalents to fund our future operating expenses and capital expenditure requirements and the risk of disruption to our current plans and operations;

●	our ability to obtain funding for our operations, including funding necessary to develop and commercialize our drug candidates;

●	timing, costs and outcome of regulatory review, and impact on our ability to receive FDA clearance for clinical trials;

●	the ability to secure clinical sites, enroll patients, and initiate clinical trials;

●	number of trials needed to obtain clinical approval;

●	the ability of our clinical trials to demonstrate safety and efficacy of our drug candidates, and other positive results;

●	the success, cost and timing of our development activities, preclinical studies and clinical trials;

●	the timing and focus of our future clinical trials, and the reporting of data from those trials;

●	our plans relating to commercializing our drug candidates, if approved;

●	our plans and ability to establish sales, marketing and distribution infrastructure to commercialize any drug candidates for which we obtain approval;

●	our ability to attract and retain key scientific and clinical personnel;

●	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

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●	our reliance on third parties to conduct clinical trials of our drug candidates, and for the manufacture of our drug candidates for preclinical studies and clinical trials;

●	our ability to establish our own manufacturing facilities domestically;

●	our ability to expand our drug candidates into additional indications and patient populations;

●	the success of competing therapies that are or may become available;

●	the beneficial characteristics, safety and efficacy of our drug candidates;

●	political and regulatory developments in the United States and other jurisdictions;

●	our ability to obtain and maintain regulatory approval of our drug candidates, and any related restrictions, limitations and/or warnings in the label of any approved drug candidate;

●	our plans relating to the further development and manufacturing of our drug candidates, including additional indications for which we may pursue;

●	cost of maintaining, expanding, and enforcing our intellectual property rights;

●	our plans and ability to obtain or protect intellectual property rights;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our drug candidates and technology;

●	potential claims relating to our intellectual property;

●	impact of litigation, regulatory inquiries, or investigations, as well as cost to indemnify our officers and directors against third-party claims related to our patents and other intellectual property;

●	cost and timing of buildout of our new headquarters, including a biologics manufacturing facility, including risks of balances due to general contractor and subcontractors, cost overruns and delays, and ability to obtain additional funding required to complete the project;

●	our ability to enter out-license agreements for the development and commercialization of the Company’s non-core assets;

●	cost and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive regulatory approval; and

●	other factors disclosed under the section entitled “Risk Factors” in this prospectus.

Forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control, including those described in the section titled “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference into this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Accordingly, you should not place undue reliance on forward-looking statements as predictions of future events. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus, the documents incorporated by reference into this prospectus, any free writing prospectus and the documents that we reference in this prospectus and have filed with the SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

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RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision with respect to our securities, we urge you to carefully consider the risks described below and in the “Risk Factors” sections of our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which is incorporated by reference in this prospectus, together with the information included in this prospectus and documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering. The risks and uncertainties incorporated by reference into this prospectus or described below are not the only ones we face. Additional risks and uncertainties not presently known or which we consider immaterial as of the date hereof may also materially harm our business and could result in a complete loss of your investment. If any of the matters discussed in the following risk factors were to occur, our business, financial condition, results of operations, cash flows, or prospects could be materially and adversely affected, the market price of our common stock could decline, as well as the value of the pre-funded warrants, and you could lose all or part of your investment in our securities.

Risks Related to this Offering

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors.

The market price of our Common Stock may be highly volatile and may fluctuate substantially as a result of a variety of factors, some of which are related in complex ways. The market price of our Common Stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including the factors described in this “Risk Factors” section and elsewhere in this Annual Report.

On June 26, 2025, we received formal notice from Nasdaq that we were in compliance with the Equity Rule for continued listing of our securities on the Nasdaq Capital Market tier. We were also notified that we will remain subject to a “Panel Monitor,” as that term is defined in Nasdaq Listing Rule 5815(d)(4)(B), for a period of one year from the date of the Nasdaq notice, through June 23, 2026. If, during the term of the Panel Monitor, we do not continue to remain in compliance with the Equity Rule, we will not be provided with the opportunity to submit a compliance plan for review by the Staff and must instead request a hearing before Nasdaq to address the deficiency, with such request staying any further action with respect to the listing of our securities on Nasdaq pending completion of the hearing process.

On August 19, 2025, we received written notice from the Staff that as of June 30, 2025, we were non-compliant with the Equity Rule, so our securities would be suspended from trading on Nasdaq on August 28, 2025 unless we request a hearing by August 26, 2025. On August 26, 2025, we timely requested a hearing before the Panel, which stayed the suspension of trading of our securities on Nasdaq pending completion of the hearing process, which included a hearing held before the Panel on September 25, 2025 at which the Company presented a detailed compliance plan, including the filing of the registration statement that includes this prospectus and the offering contemplated herein.

On October 13, 2025, the Panel granted the Company an extension of time in which to regain compliance with all continued listing rules of the Exchange. The Panel’s determination followed the Company’s hearing on September 25, 2025, at which the Company presented, and the Panel considered, the Company’s plan to regain compliance with the Equity Rule. The Panel granted the Company’s request for continued listing on the Nasdaq, subject to, among other things, the Company demonstrating compliance with the Equity Rule by December 31, 2025, and with all other Nasdaq continued listing rules by February 16, 2026. The Company was advised that February 16, 2026, represents the full extent of the Panel’s discretion to grant continued listing while the Company is non-compliant with the Nasdaq Listing Rules.

The Panel also required that the Company provide prompt notification of any significant events that occur during the exception period that may affect the Company’s compliance with Nasdaq requirements. In addition, the Company was required to timely file Form 10-Q for the third quarter (which it did), and to provide notice of the status of certain elements of the Company’s compliance plan. Any compliance documentation submitted by the Company will be subject to review by the Panel, which may, in its discretion, request additional information before determining that the Company has complied with the terms of the exception. The Panel has discretion to review its decision to grant an exception period within 45 calendar days after issuance of the written decision.

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On January 7, 2026, the Company received written notice from the Staff that as of December 31, 2025, the Company was compliant with the Equity Rule. The Company remains subject to the Panel’s decision letter to maintain compliance with all listing rules for continued listing through February 16, 2026. On February 26, 2026, the Nasdaq Hearings Panel found that the Company regained compliance with all continued listing rules of The Nasdaq Capital Market. Pursuant to Listing Rule 5815(d)(4)(B), the Company will be subject to a Mandatory Panel Monitor per the January 7, 2026 letter. Pursuant to Listing Rule 5815(d)(4)(B), the Company will be subject to a Mandatory Panel Monitor for a period of one year from the date of this letter. If, within that one-year monitoring period, Staff finds the Company again out of compliance with the Equity Rule that was the subject of the exception, notwithstanding Rule 5810(c)(2), the Staff will issue a Delist Determination Letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened Hearings Panel if the initial Panel is unavailable.

On March 26, 2026, the Company received a written notice from the Staff indicating that the Company was not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), as the Company’s common stock had not maintained a minimum closing bid price of $1.00 per share for 30 consecutive business days. Due to the fact that the Company effected a reverse stock split in April 2025, the Company was not afforded a 180-calendar day period to demonstrate compliance. The Company timely requested a hearing before a Nasdaq Hearings Panel (the “Panel”), which was held on May 5, 2026. On May 29, 2026, the Panel issued a decision granting the Company an exception to regain compliance with the Bid Price Rule, subject to certain conditions, including that the Company must demonstrate compliance with the Bid Price Rule by maintaining a closing bid price of at least $1.00 per share for a minimum of 20 consecutive trading days on or before July 29, 2026. On June 3, 2026, the last quoted sale price for the Company’s Common Stock as reported on Nasdaq was $1.68 per share. The Company is prepared to effect a reverse stock split on or about June 30, 2026 if necessary to maintain compliance with the Bid Price Rule.

In addition, the Company is subject to a discretionary panel monitor period through September 22, 2026, during which it must maintain compliance with Nasdaq continued listing requirements. Per the Panel’s decision letter, if the Company again becomes deficient with the Bid Price Rule prior to September 22, 2026, the Company will be immediately delisted.

The stock market in general, and Nasdaq, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Additionally, the trading prices for pharmaceutical, biopharmaceutical and biotechnology companies have been highly volatile. Also, broad market and industry factors may negatively affect the market price of our Common Stock, regardless of our actual operating performance.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Since our inception in 2018, we have devoted a significant portion of our resources to identifying and developing our product candidates emerging from our internally-developed immunotherapy platform technology, our other research and development efforts, building our intellectual property portfolio, raising capital, and providing general and administrative support for these operations. We have not yet demonstrated our ability to successfully complete clinical trials, obtain regulatory approvals, manufacture a commercial scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from period to period due to a variety of factors, many of which are beyond our control. Consequently, any predictions you may make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

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We cannot assure you that the measures we have taken to date to strengthen internal controls over financial reporting, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

As of December 31, 2025, management identified a material weakness related to management’s assessment of long-lived assets for impairment. As a result the Company was at risk of a material misstatement in its financial statements by failing to recognize an impairment of $1.5 million for an impairment of the Company’s building, which could have resulted in overstating the value of long-lived assets by $1.5 million.

As of March 31, 2026, management identified a material weakness in the Company’s internal control over financial reporting related to a lack of precision of review to identify the improper application of the accounting guidance for warrant modifications under ASC 815-40 for the modification of warrants issued in November 2025 (the “Existing Warrants”). In connection with a financing completed on February 17, 2026, the Company agreed, subject to stockholder approval, to reprice the Existing Warrants from an exercise price of $2.41 per share to $0.6055 per share. The Company originally concluded the modification did not result in a change in the instrument’s classification. As a result of the material weakness, the Company determined that the Existing Warrants should have been reclassified from equity to a liability and accordingly recognized a warrant liability of approximately $1.6 million on February 17, 2026. The warrant liability is required to be remeasured at fair value at each subsequent reporting date, with changes in fair value recognized in earnings.

Material weaknesses in the Company’s internal controls over financial reporting were identified in previous reporting periods not presented in the Annual Report. Upon detecting material weaknesses, the Board of Directors and management implemented a remediation plan to strengthen internal controls, resulting in remediation of previously identified material weaknesses. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional measures to address control deficiencies or determine to modify remediation measures. We cannot assure you that the measures we have taken to date, and may take in the future, will be sufficient to remediate the control deficiencies that led to the material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. Effective internal controls are necessary for us to provide reliable financial reports. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

Issuances of our Common Stock to the selling stockholders has caused and will continue to cause substantial dilution to our existing stockholders and could cause the price of our Common Stock to decline.

We are registering for resale (i) 427,046 shares of our Common Stock issued in connection with our private placement transaction consummated on May 21, 2026 (the “PIPE Transaction”), (ii) up to 2,419,929 shares of our Common Stock issuable upon exercise of pre-funded warrants issued in the PIPE Transaction (the “Pre-Funded Warrants”), and (iii) up to 2,846,975 shares of our Common Stock issuable upon exercise of common stock purchase warrants issued in the PIPE Transaction (the “May 2026 Common Warrants”).

The shares issuable upon exercise of the Pre-Funded Warrants and the May 2026 Common Warrants may be sold into the public market at any time after the date of this prospectus. The number of shares ultimately sold by the selling stockholders under this prospectus is dependent upon the number of shares the selling stockholders elect to sell and the market conditions during the resale period. Depending on a variety of factors, including market liquidity of our Common Stock, the resale of a substantial number of shares of our Common Stock issued in the PIPE Transaction or issuable upon exercise of the Pre-Funded Warrants and the May 2026 Common Warrants may cause the trading price of our Common Stock to decline.

We may ultimately issue all, some, or none of the shares of Common Stock underlying the Pre-Funded Warrants and the May 2026 Common Warrants. The selling stockholders may sell all, some, or none of the shares of our Common Stock covered by this prospectus. Any issuance of shares upon exercise of the Pre-Funded Warrants or the May 2026 Common Warrants will result in dilution to the interests of our existing stockholders. The sale of a substantial number of shares of our Common Stock by the selling stockholders in this offering, or anticipation of such sales, could cause the trading price of our Common Stock to decline or make it more difficult for us to raise additional capital in the future at a time and at a price that we might otherwise desire.

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The sale of a substantial number of shares of our Common Stock in the public market could adversely affect the prevailing market price of our shares.

We are registering for resale an aggregate of 5,693,950 shares of our Common Stock, consisting of 427,046 shares issued in the PIPE Transaction and up to 5,266,904 shares issuable upon exercise of the Pre-Funded Warrants and the May 2026 Common Warrants. Sales of a substantial number of our shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our shares. We cannot predict if and when the selling stockholders may sell such shares in the public markets. Furthermore, in the future, we may issue additional shares or other equity or debt securities convertible into shares. Any such issuance could result in substantial dilution to our existing stockholders and could cause our share price to decline.

Exercises of the Pre-Funded Warrants or the May 2026 Common Warrants may occur at times when our stock price is declining or volatile, which could further negatively impact the market price of our Common Stock. It is not possible to predict the actual number of shares that will be issued upon exercise of the Pre-Funded Warrants or the May 2026 Common Warrants or the timing of such issuances, and investors who purchase shares from the selling stockholders at different times may pay different prices.

Although the May 2026 Common Warrants have a fixed exercise price, the selling stockholders may exercise such warrants at any time prior to their expiration. If exercises occur when the market price of our Common Stock is below or near the exercise price, sales of the resulting shares by the selling stockholders could place downward pressure on our stock price. The Pre-Funded Warrants have a nominal exercise price and are exercisable at any time, which may result in immediate or near-term issuances of shares and additional downward pressure on our stock price.

The timing and number of shares issued upon exercise of the Pre-Funded Warrants and the May 2026 Common Warrants will depend on when and to what extent the selling stockholders elect to exercise such warrants. Because exercises may occur at any time during the term of the Pre-Funded Warrants and the May 2026 Common Warrants, it is not currently possible to predict the number of shares that will be issued or the gross proceeds, if any, that we may receive.

Further, because the selling stockholders may resell shares underlying the Pre-Funded Warrants and the May 2026 Common Warrants at varying prices and at different times, investors who purchase those shares may experience different levels of dilution and different investment outcomes. In addition, the expected or actual resale of a substantial number of shares by the selling stockholders may make it more difficult for us to raise additional capital in the future at a time and at a price we might otherwise desire.

Our securities may experience extreme price and volume fluctuations, which could lead to costly litigation for us and make an investment in us less appealing.

The market price of our common stock may fluctuate substantially due to a variety of factors, including:

●	the status and results of our clinical trials for our product candidates;

●	our ability to fund and complete our clinical trials and, if such trials provide data supporting an FDA submission, our ability to apply for and obtain clearance from the FDA;

●	our ability to remain a going concern;

●	our ability to maintain our Nasdaq listing;

●	our business strategy and plans;

●	the potential market for our product candidates, if approved for sale in the U.S.;

●	new regulatory pronouncements and changes in regulatory guidelines and timing of regulatory approvals;

●	general and industry-specific economic conditions;

●	variations in our quarterly financial and operating results, including the rate at which we incur negative cash flow in future periods;

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●	additions to or departures of our key personnel;

●	changes in market valuations of other companies that operate in our business segments or in our industry;

●	lack of trading liquidity;

●	if our products are approved and become available for us to sell in the U.S., whether we ultimately achieve profitability or not;

●	changes in accounting principles; and

●	general market conditions, economic and other external factors.

The market prices of the securities of early-stage companies, particularly companies like ours that are seeking to obtain regulatory approval of their product candidates and do not yet generate operating revenue, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. In the past, companies that experience volatility in the market price of their securities have often faced securities class action litigation. Whether or not meritorious, litigation brought against us could result in substantial costs, divert our management’s attention and resources and harm our financial condition and results of operations.

Sales of shares issued upon exercise of the Pre-Funded Warrants and the May 2026 Common Warrants could cause the market price of our Common Stock to decline.

Although the selling stockholders must pay the fixed exercise price when exercising the May 2026 Common Warrants (unless utilizing a cashless exercise if permitted), the selling stockholders may resell the underlying shares at any price and at any time. In addition, the Pre-Funded Warrants have a nominal exercise price and are exercisable at any time, which could result in immediate or near-term issuance and resale of a substantial number of shares. Such resales, or the expectation that such resales may occur, could cause the market price of our Common Stock to decline.

We will seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing securities that would dilute your ownership. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our Common Stock.

Any additional financing that we secure may require the granting of rights, preferences or privileges senior to, or pari passu with, those of our Common Stock. Any issuances by us of equity securities may be at or below the prevailing market price of our Common Stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our Common Stock to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our shares of Common Stock, which may be highly dilutive. The holders of any securities or instruments we may issue may have rights superior to the rights of holders of our Common Stock. If we experience dilution from the issuance of additional securities and we grant superior rights to new securities over holders of our Common Stock, it may negatively impact the trading price of our common stock and you may lose all or part of your investment.

Trading of our Common Stock may be limited, making it difficult for our stockholders to sell their shares, and future sales of Common Stock could reduce our stock price.

Our Common Stock currently trades on Nasdaq under the ticker “HCWB.” The liquidity of our Common Stock may be limited, including in terms of the number of shares that can be bought and sold at a given price and reduction in security analysts’ and the media’s coverage of us, if any. These factors may result in different prices for our Common Stock than might otherwise be obtained in a more liquid market and could also result in a larger spread between the bid and asked prices for our Common Stock. In addition, in the absence of a large market capitalization, our Common Stock is less liquid than the stock of companies with broader public ownership, and, as a result, the trading prices of our Common Stock may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate his/her investment in our Common Stock. Trading of a relatively small volume of our common stock may have a greater impact on the trading price of our Common Stock. We cannot predict the prices at which our Common Stock will trade in the future, if at all.

We do not currently intend to pay dividends on our common stock in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not anticipate paying any cash dividends to holders of our Common Stock for the foreseeable future. Consequently, investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our securities.

Effective June 30, 2020, the SEC implemented Regulation Best Interest requiring that “A broker, dealer, or a natural person who is an associated person of a broker or dealer, when making a recommendation of any securities transaction or investment strategy involving securities (including account recommendations) to a retail customer, shall act in the best interest of the retail customer at the time the recommendation is made, without placing the financial or other interest of the broker, dealer, or natural person who is an associated person of a broker or dealer making the recommendation ahead of the interest of the retail customer.” This is a significantly higher standard for broker-dealers to recommend securities to retail customers than before under FINRA “suitability rules.” FINRA suitability rules do still apply to institutional investors and require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending securities to their customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information, and for retail customers determine the investment is in the customer’s “best interest” and meet other SEC requirements. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder’s ability to resell shares of our common stock.

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THE PIPE TRANSACTION

On May 21, 2026, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Armistice Capital Master Fund Ltd. (the “Master Fund”) and certain affiliated and other accredited investors (collectively, the “Investors”), pursuant to which we issued and sold, in a private placement (the “PIPE Transaction”), an aggregate of 2,846,975 units at a purchase price of $1.405 per unit. Each unit consisted of (i) one share of our common stock, par value $0.0001 per share (the “Common Stock”), or, in lieu thereof, one pre-funded warrant to purchase one share of Common Stock (the “Pre-Funded Warrants”), and (ii) one common stock purchase warrant to purchase one share of Common Stock (the “May 2026 Common Warrants”). The shares of Common Stock or Pre-Funded Warrants and May 2026 Common Warrants were immediately separable and were issued separately.

In connection with the PIPE Transaction, on May 22, 2026, we issued an aggregate of 427,046 shares of Common Stock and Pre-Funded Warrants to purchase up to 2,419,929 shares of Common Stock. The Pre-Funded Warrants are exercisable immediately at an exercise price of $0.0001 per share and will remain exercisable until exercised in full. The Pre-Funded Warrants may not be exercised to the extent that, after giving effect to such exercise, the holder would beneficially own more than 9.99% of the number of shares of our Common Stock outstanding immediately after giving effect to such exercise. We also issued the May 2026 Common Warrants, which may be exercised to purchase up to 2,846,975 shares of Common Stock.

The May 2026 Common Warrants are exercisable immediately at an exercise price of $1.28 per share and expire on the five and one-half year anniversary of the date of issuance. The May 2026 Common Warrants may not be exercised to the extent that, after giving effect to such exercise, the holder would beneficially own more than 4.99% of the number of shares of our Common Stock outstanding immediately after giving effect to such exercise. Armistice was the sole purchaser of the May 2026 Common Warrants (other than affiliates of the Company) and therefore controls the timing and extent of any exercise of such warrants. We have no obligation or right to require Armistice to exercise any portion of the May 2026 Common Warrants.

The securities issued in the PIPE Transaction, including the May 2026 Common Warrants and the shares of Common Stock issuable upon exercise thereof (the “Warrant Shares”), were offered and sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder and have not been registered under the Securities Act or applicable state securities laws. Pursuant to the terms of the Registration Rights Agreement entered into in connection with the PIPE Transaction, we agreed to file a registration statement to register the resale of the shares of Common Stock issued in the PIPE Transaction and the Warrant Shares.

The PIPE Transaction closed on May 22, 2026 and resulted in gross proceeds to the Company of approximately $4.0 million, before deducting placement agent fees and offering expenses.

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USE OF PROCEEDS

All of the securities offered by this prospectus are being registered for the account of the selling stockholders. We will not receive any proceeds from the sale of shares of Common Stock by the selling stockholders, and the proceeds from the exercise of Pre-Funded Warrants will be nominal. If the May 2026 Common Warrants are exercised, the Company may receive up to $3.6 million from the exercise of these warrants by the selling stockholders. We have agreed to pay all costs, expenses, and fees relating to the registration of the securities covered by this prospectus. The selling stockholders will bear all commissions and discounts, if any, attributable to its sale of shares of our Common Stock. The prices at which the shares of Common Stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of our Common Stock, by negotiations between the selling stockholders and buyers of our Common Stock in private transactions or as otherwise described in “Plan of Distribution.”

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MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Market Price of Our Common Stock

Our Common Stock is currently listed on Nasdaq, under the symbol “HCWB”.

On June 3, 2026, the closing sale price of our Common Stock was $1.68 per share.

As of June 3, 2026, there were approximately 4,500 holders of record of our Common Stock. Such numbers do not include beneficial owners holding our securities through nominee names.

Dividend Policy

HCWB does not anticipate paying any cash dividends in the foreseeable future. If HCWB incurs indebtedness in the future to fund its future growth, its ability to pay dividends may be further restricted by the terms of such indebtedness.

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BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of June 3, 2026, by:

●	each stockholder, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our Common Stock;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. Shares of our Common Stock subject to stock options that are currently exercisable or exercisable within 60 days of June 3, 2026 are deemed to be outstanding and to be beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our Common Stock is based on 7,161,150 shares of our Common Stock outstanding on June 3, 2026, including 427,046 shares purchased in connection with the PIPE Transaction. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o HCW Biologics Inc., 2929 N. Commerce Parkway, Miramar, Florida 33025.

Name of Beneficial Owner	Common Stock	Options Exercisable within 60 days	Aggregate Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors and Executive Officers
Hing C. Wong, Ph.D.(1)	615,790	20,000	635,790	8.9%
Peter Rhode, Ph.D.(2)	1,939	1,233	3,172	*
Rebecca Byam(3)	57,245	5,375	62,620	*
Scott T. Garrett(4)	203,441	2,198	205,639	2.9%
Rick S. Greene(5)	2,066	2,198	4,264	*
Lisa M. Giles(6)	896	2,599	3,495	*
All executive officers and directors as a group (6 persons)	887,097	34,853	921,950	12.8%

*	Represents beneficial ownership of less than one percent of the outstanding shares of our Common Stock.
(1)	Consists of (a) 512,598 shares held directly by Dr. Hing C. Wong, including 113,879 shares purchased in connection with the PIPE Transaction, and (b) 103,192 shares held by Dr. Hing C. Wong and Ms. Bee Yau Huang.
(2)	Consists of 1,939 shares held directly by Peter Rhode.
(3)	Consists of 57,245 shares held directly by Rebecca Byam, including 14,235 shares purchased in connection with the PIPE Transaction.
(4)	Consists of (a) 184,633 shares held by Garrett Capital Partners, LLC, including 177,936 shares purchased in connection with the PIPE Transaction. Mr. Garrett is deemed to beneficially own the shares held by Garrett Capital Partners, LLC and (b) 18,808 shares held directly by Mr. Garrett.
(5)	Consists of 2,066 shares held directly by Rick S. Greene.
(6)	Consists of 896 shares held by Lisa M. Giles Living Trust.

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SELLING STOCKHOLDERS

The securities offered under this prospectus may be offered from time to time by the selling stockholders named below or by any of its respective pledgees, donees, transferees or other successors-in-interest. As used in this prospectus, the term “selling stockholder” includes the selling stockholders identified below and any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge or other non-sale related transfer. The selling stockholders named below will acquire the shares of our Common Stock being offered under this prospectus directly from us. We will issue the securities to the selling stockholders in reliance on an exemption from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder.

The following table sets forth as of June 3, 2026: (1) the name of the selling stockholders for whom we are registering shares of our Common Stock under the registration statement of which this prospectus is a part, (2) the number of shares of our Common Stock beneficially owned by the selling stockholder prior to the offering, determined in accordance with Rule 13d-3 under the Exchange Act, (3) the number of shares of our Common Stock that may be offered by the selling stockholders under this prospectus and (4) the number of shares of our Common Stock to be owned by the selling stockholders after completion of this offering. We will not receive any of the proceeds from the sale of the shares of our Common Stock offered under this prospectus. The amounts and information set forth below are based upon information provided to us by the selling stockholders or its representatives, or on our records, as of June 3, 2026.

Name of Selling	Shares of Common Stock Beneficially Owned Prior to the Offering (1)				Number of Shares Being	Shares of Common Stock Beneficially Owned After the Completion of the Offering (2)
stockholders	Number		Percentage		Offered	Number		Percentage
Armistice Capital, LLC (3)	4,839,858	(3A)	38.9	%(3B)	4,839,858	—	(3C)	*	(3D)
Dr. Hing C. Wong (4)	729,669		5.9%		227,758	501,911		4.0%
Chris Cheung and Ling Cheung (5)	71,174		*		71,174	—		*
Michael Poon and Manwah Wong (6)	28,470		*		28,470	—		*

H&H Yeung Corporation (7)	142,348		1.1%		142,348	—		*
Rebecca Byam (8)	71,480		*		28,470	43,010		*
Scott T. Garrett (9)	381,377		3.1%		355,872	25,505		*

*	Represents beneficial ownership of less than one percent based on 7,161,150 shares issued and outstanding on June 3, 2026, plus 2,419,929 shares issuable upon the exercise of Pre-Funded Warrants and 2,846,975 shares issuable upon exercise of May 2026 Common Warrants, or 12,428,054 shares of Common Stock.

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(1)	Beneficial ownership prior to the offering assumes selling stockholders hold all of the shares of Common Stock being registered for resale by this prospectus. For officers and directors of the Company, beneficial ownership reports all shares held by such persons, including securities acquired in the PIPE Transaction. The percentages shown are based on 6,734,104 shares of Common Stock outstanding as of May 21, 2026, plus (i) 427,046 shares issued at the closing of the PIPE Transaction on May 22, 2026, (ii) 2,419,929 shares issuable upon exercise of Pre-Funded Warrants and (iii) 2,846,975 shares issuable upon exercise of May 2026 Common Warrants.

(2)	Beneficial ownership after the completion of the offering assumes the sale of all shares of Common Stock being registered for resale by this prospectus, including shares issued in the PIPE Transaction and shares issuable upon exercise of the Pre-Funded Warrants and May 2026 Common Warrants. The selling stockholders may sell all, some, or none of the shares offered under this prospectus, subject to ownership restrictions for Armistice described below. The percentages shown are based on 12,428,054 shares of Common Stock outstanding, as adjusted for the PIPE Transaction and the securities issuable thereunder.

(3)	The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”). Armistice Capital, LLC (“Armistice”), as the investment manager of the Master Fund, and Steven Boyd, as the Managing Member of Armistice, may be deemed to beneficially own the securities held by the Master Fund. The securities issuable upon exercise of the May 2026 Common Warrants are subject to a beneficial ownership limitation of 4.99%, and the securities issuable upon exercise of the Pre-Funded Warrants are subject to a beneficial ownership limitation of 9.99%, in each case such that the holder may not exercise such warrants to the extent that, after giving effect to such exercise, it would beneficially own more than the applicable percentage of the outstanding shares of Common Stock. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, New York 10022.

(3A)	The number of shares and ownership percentages presented for Armistice in this table assume, solely for illustrative purposes, the full exercise of the Pre-Funded Warrants and May 2026 Common Warrants without regard to the beneficial ownership limitations described above. The number of shares shown as beneficially owned after completion of the offering may differ from the actual number of shares the selling stockholder could own from time to time and are subject to an ownership blocker, as discussed below. Notwithstanding these amounts, Armistice is subject to a 4.99% or 9.99%, as applicable, beneficial ownership limitation that contractually prohibits Armistice from acquiring or holding shares of our Common Stock in excess of such limitation at any time. As a result, Armistice does not beneficially own more than 4.99% of our Common Stock prior to this offering and will not beneficially own more than 4.99% (or 9.99%, as applicable) after this offering, regardless of the number of shares registered for resale.

(3B)	The percentage beneficial ownership amounts shown for Armistice do not reflect the contractual beneficial ownership blocker and therefore overstate Armistice’s actual beneficial ownership. Armistice’s actual beneficial ownership before and after the offering will remain at or below 4.99% or 9.99%, as applicable, because Armistice may not exercise, convert or settle any securities to the extent such action would result in ownership above the applicable limitation. Thus, the number of shares shown as beneficially owned after completion of the offering may differ from the actual number of shares the selling stockholder may own from time to time.

3(C)	The number of shares held and ownership percentages shown for Armistice after the offering assume that the selling stockholder has sold all shares registered in this registration statement. The number of shares shown as beneficially owned after completion of the offering may differ from the actual number of shares the selling stockholder could own from time to time and are subject to an ownership blocker, as discussed in note 3(D).

3(D)	Because the Pre-Funded Warrants and May 2026 Common Warrants are subject to beneficial ownership limitations, the number of shares shown as beneficially owned after completion of the offering may differ from the actual number of shares Armistice may own from time to time.

(4)	Consists of (a) 512,598 shares held directly by Dr. Hing C. Wong, including 113,879 shares purchased in connection with the PIPE Transaction and (b) 103,192 shares held by Dr. Wong and Ms. Bee Yau Huang, and (c) 113,879 shares issuable upon the exercise of the May 2026 Common Stock Warrants held directly by Dr. Wong.

(5)	Consists of (a) 35,587 shares and (b) 35,587 shares issuable upon the exercise of the May 2026 Common Stock Warrants held by Mr. Chris Cheung and Ms. Ling Cheung.

(6)	Consists of (a) 14,235 shares and (b) 14,235 shares issuable upon the exercise the May 2026 Common Stock Warrants held by Michael Poon and Manwah Wong.

(7)	Consists of (a) 71,174 shares and (b) 71,174 shares issuable upon the exercise of the May 2026 Common Stock Warrants held by H&H Yeung Corporation. The address for H&H Yeung Corporation is 4531 Ponce de Leon Blvd, Ste 300, Coral Gables, FL 33146.

(8)	Consists of (a) 57,245 shares, including 14,235 shares purchased in connection with the PIPE Transaction and (b) 14,235 shares issuable upon the exercise of the May 2026 Common Warrants held directly by Rebecca Byam.

(9)	Consists of (a) 184,633 shares held by Garrett Capital Partners, LLC, including 177,936 shares purchased in connection with the PIPE Transaction, Mr. Garrett is deemed to beneficially own the shares held by Garrett Capital Partners, LLC, (b) 18,808 shares held directly by Mr. Garrett, who is the sole member of Garrett Capital Partners, and (c) 177,936 shares issuable upon the exercise of the May 2026 Common Warrants held directly by Mr. Garrett. The address for Garrett Capital Partners, LLC is 51 Pembroke Dr., Lake Forest, IL 60045.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed under “Executive Compensation” and “Director Compensation,” respectively, since June 1, 2022, the following are the only transactions or series of similar transactions to which we were or will be a party in which the amount involved exceeds the lesser of (i) $120,000 or (ii) 1% of the Company’s average total assets at year-end for the last two completed fiscal years and in which any director, nominee for director, executive officer, beneficial holder of more than 5% of our capital stock or any member of their immediate family or any entity affiliated with any of the foregoing persons had or will have a direct or indirect material interest.

PIPE Transaction

On May 21, 2026, we entered into a Securities Purchase Agreement with certain accredited investors (the “Purchasers”), including certain of our officers and directors and their affiliates, pursuant to which we issued and sold shares of our common stock, pre-funded warrants to purchase shares of common stock and common stock purchase warrants (the PIPE Transaction), for aggregate gross proceeds of approximately $4.0 million.

In connection with the PIPE Transaction, Hing C. Wong, Ph.D., our Founder and Chief Executive Officer, Rebecca Byam, our Chief Financial Officer, Scott Garrett, a member of our Board of Directors, and certain existing shareholders participated as Purchasers on the same terms and conditions as the other Purchasers.

The following table summarizes the securities purchased by our directors, executive officers and their affiliates in the PIPE Transaction:

Name and Title	Shares of Common Stock	Total Purchase Price
Rebecca Byam, Chief Financial Officer	14,235	$20,000.00
Dr. Hing C. Wong, Chief Executive Officer*	113,879	$160,000.00
Scott Garrett, Chairman of the Board	177,936	$250,000.00

* Beneficial owner of more than 5% of the Common Stock

The shares of common stock issued to our officers, directors and their affiliates in the PIPE Transaction will not be sold or transferred except as permitted under applicable law and pursuant to registration or an exemption from the registration requirements of the Securities Act.

Our Board of Directors and Audit Committee reviewed and approved the participation by our officers, directors and their affiliates in the PIPE Transaction under our related party transaction policy and determined that the transaction was in compliance with such policy and on terms no less favorable to us than those available from unaffiliated third parties.

2024 Private Placement

On February 20, 2024, we entered into subscription agreements with certain of our officers and directors, pursuant to which we sold an aggregate of 44,643 shares of our Common Stock, $0.0001 par value per share, at a purchase price of $56.00 per share for an aggregate purchase price of $2.5 million.

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The following table summarizes the Common Stock purchased by our directors, executive officers, and beneficial owners of more than 5% of Common Stock.

Name and Title	Shares of Common Stock	Total Purchase Price
Rebecca Byam, Chief Financial Officer	19,018	$1,064,999.60
Dr. Hing C. Wong, Chief Executive Officer*	18,483	$1,035,003.20
Scott Garrett, Chairman of the Board	3,572	$200,001.20

* Beneficial owner of more than 5% of the Common Stock

The shares will not be sold or transferred except as permitted under law and pursuant to registration or exemption therefrom. The Board of Directors and Audit Committee of the Board of Directors reviewed the transaction under the policy for Related Party Transactions and determined that the transaction was in compliance with such policy.

Secured Note Financing

As of October 31, 2024, we received approximately $6.9 million from the issuance of senior secured notes to certain accredited investors (the “Secured Notes”). Of the total issuance of Secured Notes, the Company issued $2.9 million to members of the Company’s board of directors and officers, including $2.4 million purchased by Dr. Hing C. Wong, Founder and CEO, $220,000 purchased by Rebecca Byam, Chief Financial Officer, $140,000 purchased by Scott T. Garrett, Chairman of the board of directors, $60,000 purchased by Gary M. Winer, a former member of the board of directors, $25,000 purchased by Lee Flowers, Senior Vice President for Business Development, and $25,000 purchased by Rick S. Greene, member of the board of directors.

The following table summarizes the aggregate principal amounts of Secured Notes purchased by our directors, executive officers, and beneficial owners of more than 5% of Common Stock at par.

Name and Title	Aggregate Principal Amount of Secured Notes
Dr. Hing C. Wong, Chief Executive Officer*	$2,405,000
Rebecca Byam, Chief Financial Officer	$220,000
Scott T. Garrett, Chairman of the board of directors	$140,000
Gary M. Winer, Former Director	$60,000
Lee Flowers, Senior Vice President for
Business Development	$25,000
Rick S. Greene, Director	$25,000

* Beneficial owner of more than 5% of our Common Stock

The Senior Notes bear interest at a rate of 9% per annum, payable quarterly in arrears, and mature on March 27, 2026 (the “Maturity Date”), on which date the principal balance and accrued but unpaid interest under the Secured Notes shall be due and payable. The Secured Notes may be prepaid in whole or in part at any time prior to the Maturity Date and are subject to a 5% prepayment penalty (“Premium Amount”). The Secured Notes are secured by the pledge of our equity ownership interest in Wugen, (the “Pledged Collateral”). Upon a qualifying event involving a transaction such as an acquisition, merger or initial public offering in which the Pledged Collateral can be sold or liquidated prior to the Maturity Date, subject to certain limitations (such as a threshold price per share in the case of an initial public offering), we have agreed to repay all indebtedness (including accrued interest) related to the Secured Notes plus a Premium Amount. Upon an Event of Default (as defined in the Note Purchase Agreement), we will have a thirty (30) day cure period (the “Cure Period”), and if the Event of Default is not so cured at the end of the Cure Period, we are required to distribute the Pledged Collateral to the Purchasers on a pro rata basis, in full satisfaction of the indebtedness evidenced by the Secured Notes.

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The Pledged Collateral has not been registered and will not be sold or transferred except as permitted under law and pursuant to registration or exemption therefrom. The Board of Directors and Audit Committee of the Board of Directors reviewed the transaction under the policy for Related Party Transactions and determined that the transaction was in compliance with such policy.

The holders of $6.6 million of the outstanding principal of the Secured Notes, including officers, directors and other significant stockholders, agreed to and effected the conversion of the Secured Notes held by them into shares of the Company’s Common Stock at a conversion price of $26.00 per share, warrants to purchase approximately $3.3 million of the Company’s Common Stock at an exercise price of $26.00 per share, and the right to their pro rata share of 49.11% of the proceeds of the Company’s shares of Wugen common stock (“Wugen Shares”), if and when such shares are ever sold (the “Wugen Proceeds”). The conversion was approved at a Special Meeting of Stockholders held on March 31, 2025 and was effected pursuant to the terms of that certain Second Amendment to Amended and Restated Senior Secured Note Purchase Agreement and Related Agreements dated as of May 1, 2025 (the “Conversion Amendment”). On May 7, 2025, pursuant to the Conversion Amendment, the Secured Notes held by the participating noteholders were cancelled, and the Company issued a total of 253,083 unregistered shares of Common Stock (which are subject to a 180-day lock-up) and warrants to purchase an additional 126,542 shares of Common Stock at an exercise price of $26.00 per share. On January 29, 2026, the SEC declared effective a resale registration statement on Form S-1 (File Number 333-292652) covering the resale of shares of Common Stock and warrants issued to such note holders.

Convertible Bridge Notes

As of May 5, 2025, the Company issued a total of $270,000 principal amount of unsecured convertible promissory notes that mature on May 5, 2026 with paid in kind interest accruing thereon, payable quarterly in arrears at 10% per annum (the “Convertible Bridge Notes”). In accordance with their terms, following the completion of a qualified offering, the Convertible Bridge Notes were converted into shares of our Common Stock at the final offering price in an offering that closed on May 15, 2025. In addition, holders of the Convertible Bridge Notes have the right to receive a portion of the proceeds of the Company’s shares of Wugen common stock, if and when such shares are ever sold, determined by the number of the Wugen shares equal to 0.25 multiplied by the original principal amount, in dollars, of the Convertible Bridge Notes. Investors included: $60,000 invested by Hing C. Wong, the Company’s Founder and CEO; $100,000 invested by Scott T. Garrett, the Chairman of the Company’s Board of Directors; and $10,000 invested by Gary M. Winer, who was a member of the Company’s Board of Directors at the time of his investment.

As of May 15, 2025, the outstanding principle of Convertible Bridge Notes were converted. The fair value of consideration transferred, including 36,242 shares of Common Stock and rights to proceeds of a portion of the Company’s shares of Wugen common stock, was $401,134, with the difference of $131,135 being recognized as a loss on conversion. Due to the related party nature of the converting noteholders, the loss was recorded as additional paid-in capital in the Company’s audited financial statements, incorporated by reference herein.

Stock Option Grants to Executive Officers

We have granted stock options to our named executive officers as more fully described in the section entitled “Executive Compensation.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Review, Approval or Ratification of Transactions with Related Parties

Our written related party transactions policy states that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our Common Stock and any members of the immediate family of and any entity affiliated with any of the foregoing persons are not permitted to enter into a material related party transaction with us without the review and approval of our audit committee. The policy provides that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our Common Stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 must be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee considers the relevant facts and circumstances available and deemed relevant to the committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

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DESCRIPTION OF OUR SECURITIES

The following is a description of our securities of as set forth in certain provisions of our Second Amended and Restated Certificate of Incorporation (the “Charter”) and our Amended and Restated Bylaws (the “Bylaws”), and applicable forms of warrant, each previously filed with the SEC and incorporated by reference as an exhibit to this registration statement of which this prospectus forms a part. This summary does not purport to be complete and is qualified in its entirety by the full text of the Charter, Bylaws, applicable forms of warrant, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our Charter, Bylaws, applicable forms of warrant, and the applicable portions of the DGCL carefully.

Authorized and Outstanding Stock

The Charter authorizes the issuance of an aggregate of 250 million shares of Common Stock, $0.0001 par value per share and 10 million shares of preferred stock, $0.0001 par value per share. Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

As of June 3, 2026, HCWB had 7,161,150 shares of its Common Stock issued and outstanding and 0 shares of preferred stock issued and outstanding.

Common Stock

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividend Right

Subject to preferences that may be applicable to any then outstanding redeemable preferred stock, holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

We have never declared or paid any cash dividends on our Common Stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, future debt instruments may materially restrict our ability to pay dividends on our Common Stock. Payment of future cash dividends, if any, will be at the discretion of the Board after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of current or then- existing debt instruments and other factors the Board deems relevant.

Rights upon Liquidation, Dissolution and Winding-Up

In the event of our liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of redeemable preferred stock.

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Preemptive or Other Rights

Holders of Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of redeemable preferred stock that we may designate in the future.

Reverse Stock Split

On March 26, 2026, the Company received a written notice from the Nasdaq Listing Qualifications Staff (the “Staff”) indicating that the Company was not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5810(c)(3)(A), which requires listed securities to maintain a minimum bid price of $1.00 per share. In accordance with Nasdaq rules, because the Company effected a reverse stock split in April 2025, the Company was not eligible for a 180-calendar day compliance period to regain compliance with the bid price requirement.

The Company timely requested a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal this determination, which request stayed any delisting or suspension action pending the outcome of the hearing process. The hearing was held on May 5, 2026.

On May 29, 2026, the Panel issued a decision granting the Company an exception to regain compliance with the Bid Price Rule, subject to certain conditions. As set forth in the decision, the Company must demonstrate compliance with the Bid Price Rule by maintaining a closing bid price of at least $1.00 per share for a minimum of 20 consecutive trading days on or before July 29, 2026. The Company stock price as of June 3, 2026 was $1.68 per share. However, the Company is prepared to effect a reverse stock split on or about June 30, 2026 if necessary to maintain compliance with the Bid Price Rule.

In addition, the Company is subject to certain ongoing requirements and monitoring by the Panel, including a discretionary panel monitor period through September 22, 2026, during which the Company must maintain compliance with Nasdaq continued listing requirements. Per the Panel’s decision letter, if the Company again becomes deficient with the Bid Price Rule prior to September 22, 2026, the Company will be immediately delisted.

Warrants

On May 22, 2026, in connection with the PIPE Transaction, we issued common stock purchase warrants to purchase an aggregate of up to 2,846,975 shares of our Common Stock (the “May 2026 Common Warrants”). The May 2026 Common Warrants were issued together with shares of Common Stock or, in lieu thereof, pre-funded warrants, as part of units sold to investors in the PIPE Transaction. The May 2026 Common Warrants are exercisable immediately upon issuance at an exercise price of $1.28 per share and expire on the date that is five and one-half years from the date of issuance. The May 2026 Common Warrants may be exercised for cash or, subject to certain conditions set forth therein, on a cashless basis. The exercise of the May 2026 Common Warrants is subject to customary adjustments for stock splits, stock dividends, recapitalizations and similar events. The May 2026 Common Warrants are subject to beneficial ownership limitations that generally prohibit the holder from exercising the May 2026 Common Warrants to the extent that, after giving effect to such exercise, the holder would beneficially own more than 4.99% (or, at the holder’s election, up to 9.99%) of the number of shares of our Common Stock outstanding immediately after giving effect to such exercise, which limitation may be increased or decreased by the holder upon prior notice, subject to a 61-day effectiveness period for any increase.

On February 19, 2026, we sold 2,477,292 units at a purchase price of $0.6054 per unit, each consisting of one pre-funded warrant that may be exercised for one share of Common Stock and one accompanying warrant with an exercise price of $0.6055 per share (“February 2026 Common Stock Warrants”). On March 16, 2026, the pre-funded warrants were exercised and the Company issued 2,477,292 shares of Common Stock. The warrants to exercise up to 2,477,292 shares of Common Stock for $0.6055 per share become exercisable upon receipt of stockholder approval in accordance with applicable Nasdaq rules, and expire on the five-year anniversary of such approval. In a private transaction on February 19, 2026, we agreed, subject to stockholder approval, to reduce the exercise price of existing warrants to purchase up to 3,020,410 shares of our Common Stock (the “Inducement Warrants”), which were issued in November 2025 in connection with a warrant inducement transaction with an existing investor, from $2.41 per share to $0.0655 per share. The exercisability of the February 2026 Common Stock Warrants and the effectiveness of the repricing of the Inducement Warrants are each subject to stockholder approval. We filed a definitive proxy statement on March 13, 2026 for a special meeting of stockholders to be held on April 27, 2026 to seek such approval, however, the meeting was adjourned due to lack of quorum. The proposals related to the Common Stock Warrants and Inducement Warrants were included in the definitive proxy statement for the Annual Meeting of Stockholders to be held on June 15, 2026. The Company is obliged to seek stockholder approval every 60 days, until such approval is obtained.

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Pre-Funded Warrants

On May 22, 2026, in connection with the PIPE Transaction, we issued pre-funded warrants to purchase an aggregate of up to 2,419,929 shares of our Common Stock (the “Pre-Funded Warrants”).

Exercisability. The Pre-Funded Warrants are exercisable at any time after their original issuance date until the Pre-Funded Warrants are exercised in full. The Pre-Funded Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below).

Exercise Limitation. A holder (together with its affiliates) may not exercise any portion of the Common Stock Warrants to the extent that the holder would own more than 9.99% of the outstanding Common Stock immediately after exercise.

Exercise Price. The exercise price per whole share of our Common Stock purchasable upon the exercise of the Pre-Funded Warrants is $0.0001 per share of Common Stock. The warrants are immediately exercisable and may be exercised at any time until the Pre-Funded Warrants are exercised in full. The exercise price and number of shares of Common Stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend or recapitalization, reorganization, merger or consolidation.

Cashless Exercise. If, at any time after the issuance of the Pre-Funded Warrants, a holder of the warrants exercises the warrants and a registration statement registering the issuance of the shares of Common Stock underlying the warrants under the Securities Act is not then effective or available (or a prospectus is not available for the resale of shares of Common Stock underlying the warrants), then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder shall instead receive upon such exercise (either in whole or in part) only the net number of shares of Common Stock determined according to a formula set forth in the Pre-Funded Warrants.

Fractional Shares. No fractional shares of Common Stock will be issued upon exercise of the warrants. If, upon exercise of a Common Stock Warrant, the holder would be entitled to receive a fractional interest in a share, we will, in our discretion and upon exercise, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share.

Transferability. Subject to applicable laws, the Pre-Funded Warrants may be offered for sale, sold, transferred or assigned at the option of the holder without our consent.

Fundamental Transactions. In the event of a “fundamental transaction,” as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

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Rights as a Stockholder. Except by virtue of such holder’s ownership of shares of our Common Stock, the holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until the holder exercises the warrant.

Our Transfer Agent

The transfer agent will continue to be Equiniti Trust Company, LLC.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. Additionally, the number of authorized shares of any series of Common Stock or preferred stock may be increased or decreased (but not below the number of shares thereof outstanding) by the affirmative vote of the holders of a majority in voting power, irrespective of the provisions of Section 242(b)(2) of the DGCL.

The HCWB Board may generally issue shares of one or more series of preferred stock on terms designed to discourage, delay or prevent a change of control of HCWB or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved shares of Common Stock or preferred stock may be to enable HCWB’s board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of HCWB by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Vacancies and Newly Created Directorships

The Charter provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled solely only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders.

Special Stockholder Meetings

The Charter provides that special meetings of our stockholders may be called at any time only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, subject to the rights of holders of any series of preferred stock then outstanding.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders of a Delaware corporation may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any other outstanding class or series of stock of HCWB, the Charter does not permit our holders of Common Stock to act by consent in writing.

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Section 203 of the DGCL

HCWB will be subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203” regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	prior to the date of the transaction, HCWB’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to the date of the transaction, the business combination is approved by HCWB’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

The provisions of Delaware law and the provisions of the Charter and HCWB’s Bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of Common Stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in HCWB’s management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Court of Chancery of the State of Delaware, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

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Exclusive Forum for Certain Lawsuits

Our Charter requires, unless we consent in writing to the selection of an alternative forum, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL or our Charter or bylaws, or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware, except any claim (A) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against HCWB’s directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Notwithstanding the foregoing, our Charter provides that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Additionally, unless we consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, other employees, or agents. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Charter includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.

The limitation of liability provision in the Charter may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Listing

The Common Stock of HCWB is listed on Nasdaq under the symbol “HCWB”.

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SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of Common Stock of HCWB for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of HCWB at the time of, or at any time during the three months preceding, a sale and (ii) HCWB is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of Common Stock of HCWB for at least six months but who are affiliates of HCWB at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the average weekly reported trading volume of Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of HCWB under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about HCWB.

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PLAN OF DISTRIBUTION

The shares of Common Stock listed in the table appearing under “Selling Stockholders” are being registered to permit the resale of Common Stock issued or issuable upon the exercise of Pre-Funded Warrants or the May 2026 Common Stock Warrants by the selling stockholders from time to time after the date of this prospectus. There can be no assurance that the selling stockholders will sell any or all of the Common Stock offered hereby. We will not receive any of the proceeds from the sale of the Common Stock by the selling stockholders.

The selling stockholders may sell all or a portion of the Common Stock offered hereby from time to time directly to purchasers or through one or more underwriters, broker-dealers or agents, at either market prices prevailing at the time of sale or at privately negotiated prices (but not at a fixed price), by a variety of methods including the following:

●	on any national securities exchange or over-the-counter market on which the Common Stock may be listed or quoted at the time of sale;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which a broker-dealer may attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer, as principal, and a subsequent resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	private negotiation transactions;

●	in transactions otherwise than on such exchanges or in the over-the-counter market;

●	through a combination of any such methods; or

●	through any other method permitted under applicable law.

We will pay the reasonable expenses incident to the registration of the Common Stock offered hereby. We have agreed to indemnify the selling stockholders and certain other persons against certain liabilities in connection with the offering of shares offered hereby, including liabilities arising under the Securities Act or if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

The selling stockholders and any broker-dealers or agents that are involved in selling the securities registered hereunder may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We have advised the selling stockholders that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes a selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

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LEGAL MATTERS

The validity of the securities offered hereby will be passed upon by Clark Hill PLC, Chicago, Illinois and Los Angeles, California.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2025, has been so incorporated in reliance on the report of Crowe LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act. In accordance with the Exchange Act, we file periodic reports, proxy and information statements and other information with the SEC. Our filings with the SEC are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also find documents we filed on our website at www.hcwbiologics.com. Information contained in or accessible through our website does not constitute a part of this prospectus and is not incorporated by reference herein.

This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below (except in each case the information contained in such document to the extent “furnished” and not “filed”) that we have filed with the SEC:

(i)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the SEC on March 31, 2026, and our Quarterly Report on Form 10-Q for the three months ended March 31, 2026, as filed with the SEC on May 14, 2026;

(ii)	Our Proxy Statement on Schedule 14A for our Annual Meeting of Stockholders filed with the SEC on April 28, 2026;

(iii)	Current Reports on Form 8-K filed with the SEC on February 13, 2026, February 19, 2026, March 2, 2026, March 17, 2026, March 31, 2026, April 16, 2026, April 30, 2026, April 30, 2026, May 14, 2026, May 21, 2026, May 27, 2026 and June 1, 2026, excluding any information furnished in such reports under Item 2.02, Item 7.01 or Item 9.0;

(iv)	The description of the Company’s Common Stock contained in the registration statement on Form 8-A filed with the SEC on July 9, 2021 pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating that description.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering (excluding any information furnished rather than filed), shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes hereof to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

HCW Biologics Inc.

2929 N Commerce Parkway

Miramar, FL 33025

(954) 842-2024

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HCW BIOLOGICS INC.

Resale of

up to 5,693,950 Shares of Common Stock

PROSPECTUS

June         , 2026

PART II

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses payable by the registrant in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimates, except for the SEC registration fee:

Legal fees and expenses	$50,000
Accounting fees and expenses	20,000
SEC registration fee	1,321
Miscellaneous fees and expenses	10,000

Total	$81,321

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)	(1)	To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. For indemnification with respect to any act or omission occurring after December 31, 2020, references to “officer” for purposes of these paragraphs (c)(1) and (2) of this section shall mean only a person who at the time of such act or omission is deemed to have consented to service by the delivery of process to the registered agent of the corporation pursuant to § 3114(b) of Title 10 (for purposes of this sentence only, treating residents of this State as if they were nonresidents to apply § 3114(b) of Title 10 to this sentence).

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(2)	The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein.

(d)	Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) By a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) By a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) If there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) By the stockholders.

(e)	Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)	The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)	A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section. For purposes of this subsection, insurance shall include any insurance provided directly or indirectly (including pursuant to any fronting or reinsurance arrangement) by or through a captive insurance company organized and licensed in compliance with the laws of any jurisdiction, including any captive insurance company licensed under Chapter 69 of Title 18, provided that the terms of any such captive insurance shall:

(1) Exclude from coverage thereunder, and provide that the insurer shall not make any payment for, loss in connection with any claim made against any person arising out of, based upon or attributable to any

(i) personal profit or other financial advantage to which such person was not legally entitled or

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(ii) deliberate criminal or deliberate fraudulent act of such person, or a knowing violation of law by such person, if (in the case of the foregoing paragraph (g)(1)(i) or (ii) of this section) established by a final, nonappealable adjudication in the underlying proceeding in respect of such claim (which shall not include an action or proceeding initiated by the insurer or the insured to determine coverage under the policy), unless and only to the extent such person is entitled to be indemnified therefor under this section;

(2) Require that any determination to make a payment under such insurance in respect of a claim against a current director or officer (as defined in paragraph (c)(1) of this section) of the corporation shall be made by an independent claims administrator or in accordance with the provisions of paragraphs (d)(1) through (4) of this section; and

(3) Require that, prior to any payment under such insurance in connection with any dismissal or compromise of any action, suit or proceeding brought by or in the right of a corporation as to which notice is required to be given to stockholders, such corporation shall include in such notice that a payment is proposed to be made under such insurance in connection with such dismissal or compromise.

For purposes of paragraph (g)(1) of this section, the conduct of an insured person shall not be imputed to any other insured person. A corporation that establishes or maintains a captive insurance company that provides insurance pursuant to this section shall not, solely by virtue thereof, be subject to the provisions of Title 18.

(h)	For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)	For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)	The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)	The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Article IV of the Company’s By-laws provides:

Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, legislative or any other type whatsoever (a “Proceeding”), by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (for purposes of this Article VI, an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such Indemnitees’ heirs, executors and administrators. Notwithstanding the foregoing, subject to Section 6.5 of these Bylaws, the Corporation shall indemnify any such Indemnitee seeking indemnity in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board or such indemnification is authorized by an agreement approved by the Board.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, we sold the following securities without registration under the Securities Act:

Sale of Common Stock and Warrants

On November 18, 2024, the Company entered into a securities purchase agreement (“SPA”) with Armistice Capital Master Fund Ltd. (“Armistice”) pursuant to which the Company agreed to offer and sell (i) in a registered direct offering (the “Registered Offering”) (x) 104,000 shares (the “Shares”) of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”), and (y) pre-funded warrants to purchase up to 63,925 shares of Common Stock (the “Pre-Funded Warrants”) and (ii) in a concurrent private placement (the “Private Placement” and together with the Registered Offering, the “Offering”), unregistered warrants to purchase up to an aggregate of 154,275 shares of Common Stock (“Armistice Warrants”). The combined purchase price for each Share and accompanying Armistice Warrant to purchase one share of Common Stock was $41.20 per Share and the combined purchase price for each Pre-Funded Warrant and accompanying Common Stock Warrant to purchase one share of Common Stock was $40.196.

The Common Stock and Pre-Funded Warrants were each sold with an accompanying Armistice Warrant to purchase one share of Common Stock, and the Common Stock and Pre-Funded Warrants were immediately separated from the Armistice Warrants and were issued separately. The Armistice Warrants have an exercise price of $41.20 per share, are exercisable immediately, and expire on the five year anniversary of the date of issuance. The Pre-Funded Warrants have an exercise price of $0.0001, are exercisable immediately and will not expire until exercised in full.

The shares of Common Stock and Pre-Funded Warrants in the Registered Offering were offered pursuant to a shelf registration statement on Form S-3 (File No. 333-266991), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on August 26, 2022. The Registered Offering has been made by means of a prospectus supplement filed with the SEC on November 20, 2024 that forms a part of such registration statement.

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The gross proceeds to the Company from the Registered Offering were approximately $6.9 million before deducting the placement agent’s fees and other offering expenses payable by the Company. The Offering closed on November 20, 2024.

On November 18, 2024, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (“Maxim” or the “Placement Agent”) pursuant to which the Company engaged the Placement Agent as the exclusive Placement Agent in connection with the Offering. The Company agreed to pay Maxim a cash fee equal to 7.0% of gross proceeds from the sale of Shares, Pre-Funded Warrants and Common Stock Warrants to the Purchaser. The Company also agreed to reimburse Maxim for out-of-pocket expenses, including the reasonable legal fees of its counsel not to exceed $50,000. The Placement Agent Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

On February 20, 2024, the Company completed a $2.5 million private placement of shares of Common Stock with certain of its officers and directors at a price of $56.00 per share. The Company issued 44,643 shares of Common Stock in connection with the offering. The shares have not been registered and will not be sold or transferred except as permitted under law and pursuant to registration or exemption therefrom. The Board of Directors and Audit Committee of the Board of Directors reviewed the transaction under the Company’s policy for Related Party Transactions (the “Policy”) and determined that the transaction was in compliance with the Policy.

On February 20, 2025, the Company entered into an equity purchase agreement (the “ELOC Purchase Agreement”) with Square Gate Capital Master Fund, LLC – Series 4 (“Square Gate”) pursuant to which, upon the terms and subject to the conditions and limitations set forth therein, the Company has the right to direct Square Gate to purchase up to an aggregate of $20,000,000 of shares of our Common Stock, plus, at the Company’s option upon utilizing the initial $20,000,000, an additional amount equal to the lesser of 100% of the Company’s market capitalization at the time of exercise of such option or $20,000,000, over the 36-month term of the ELOC Purchase Agreement. The Company issued 9,616 shares of our Common Stock to Square Gate on March 12, 2025, as its Commitment Fee under the ELOC Purchase Agreement (the “Commitment Shares”).

The holders of $6.6 million of the outstanding principal of the Secured Notes have agreed to and effected the conversion of the Secured Notes held by them into shares of the Company’s Common Stock at a conversion price of $26.00 per share (“Conversion Shares”), warrants to purchase approximately $3.3 million of the Company’s Common Stock at an exercise price of $26.00 per share (“Conversion Warrants”), and the right to their pro rata share of 49.11% of the proceeds of the Company’s shares of Wugen common stock (“Wugen Shares”), if and when such shares are ever sold (the “Wugen Proceeds”). The conversion was approved at a Special Meeting of Stockholders held on March 31, 2025 and was effected pursuant to the terms of the Conversion Amendment. On May 7, 2025, pursuant to the Conversion Amendment, the Secured Notes held by the participating noteholders were cancelled, and the Company issued a total of 253,083 unregistered shares of Common Stock (which are subject to a 180-day lock-up) and warrants to purchase an additional 126,540 shares of Common Stock at an exercise price of $26.00 per share.

On November 19, 2025, the Company entered into a warrant inducement agreement with Armistice Capital Master Fund Ltd. (the “Inducement Agreement”), pursuant to which Armistice agreed to immediately exercise in full all of its outstanding warrants originally issued on November 20, 2024 (as amended on May 15, 2025) and on May 15, 2025 (the “Existing Warrants”) to purchase an aggregate of 1,510,205 shares of Common Stock at an amended exercise price of $2.66 per share, resulting in aggregate gross proceeds to the Company of approximately $4.0 million before fees and expenses. In consideration for the immediate exercise of the Existing Warrants, the Company issued to Armistice, in a private placement pursuant to Section 4(a)(2) of the Securities Act, new unregistered Common Stock Purchase Warrants (the “New Warrants”) to purchase up to 3,020,410 shares of Common Stock at an exercise price of $2.41 per share. The New Warrants are exercisable immediately and expire five and one-half years from their issuance. The Company agreed, pursuant to the Inducement Agreement, to file a registration statement covering the resale of the shares issuable upon exercise of the New Warrants, which registration statement became effective on January 29, 2026.

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On February 17, 2026, the Company entered into a securities purchase agreement with Armistice Capital Master Fund in connection with a follow-on public offering pursuant to which the Company issued Units consisting of: (i) Pre-Funded Warrants to purchase up to 2,477,292 shares of Common Stock and (ii) up to 2,477,292 Common Stock purchase warrants the exercise of which is conditioned on stockholder approval to purchase up to 2,477,292 shares of Common Stock. In connection with this offering, on February 17, 2026, the Company also entered into a privately negotiated agreement with the Investor, which holds certain existing outstanding warrants to purchase up to 3,020,410 shares of Common Stock to seek stockholder approval in accordance with applicable Nasdaq rules to reduce the exercise price of such warrants to the public offering price per Unit paid in the offering. The combined purchase price for each Unit consisted of one Pre-Funded Warrant that may be exercised for one share of Common Stock and accompanying Common Stock Warrant to purchase one share of Common Stock was $0.6054. The Common Stock Warrants has an exercise price of $0.6055 per share, will be exercisable only upon receipt of stockholder approval. The Pre-Funded Warrants have an exercise price of $0.0001, are exercisable immediately and will not expire until exercised in full. All Pre-Funded Warrants were exercised on March 16, 2026, at which time the Company issued 2,477,292 shares of Common Stock. The Common Stock Warrants and Prior Warrants require stockholder approval, per Nasdaq rules. The Company filed a definitive proxy statement on March 13, 2026 for a Special Stockholders’ Meeting to be held on April 27, 2026, which included proposals related to Common Stock Warrants, however, the meeting was adjourned due to lack of quorum. The Company has included these proposals in the definitive proxy statement for its Annual Meeting of Stockholders to be held on June 15, 2026.

On May 21, 2026, the Company entered into a Securities Purchase Agreement (the “SPA”) with certain accredited investors (the “Purchasers”), pursuant to which the Company issued and sold, in a private placement on May 22, 2026 (the “PIPE Transaction”), an aggregate of 2,846,975 units at a purchase price of $1.405 per unit. Each unit consisted of (i) one share of the Company’s Common Stock, or, in lieu thereof, one pre-funded warrant to purchase one share of Common Stock (the “Pre-Funded Warrants”), and (ii) one common stock purchase warrant (the “May 2026 Common Warrants”) to purchase one share of Common Stock. The Pre-Funded Warrants have an exercise price of $0.0001 per share and are exercisable immediately until exercised in full. The May 2026 Common Warrants have an exercise price of $1.28 per share, are exercisable immediately and expire five and one-half years from the date of issuance. The PIPE Transaction closed on May 21, 2026 and resulted in gross proceeds to the Company of approximately $4.0 million, before deducting placement agent fees and offering expenses. In connection with the PIPE Transaction, the Company entered into a placement agency agreement with E.F. Hutton & Co. pursuant to which it agreed to pay customary placement agent fees and expenses. The securities issued in the PIPE Transaction were offered and sold in reliance on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

Item 16. Exhibits.

The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which immediately precedes the Signature Page, and which Exhibit Index is hereby incorporated by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

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(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-1 and the information required to be included in a post- effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.

Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)	that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

		Incorporated by reference				Filed or
Exhibit No.	Exhibit title	Form	File No.	Exhibit No.	Filing date	furnished herewith
3.1	Amended and Restated Certificate of Incorporation	8-K	001-40591	3.1	07/26/2021
3.1a	Certificate of Amendment of Certificate of Incorporation, filed March 31, 2025	8-K	001-40591	3.1a	04/01/2025
3.1b	Certificate of Correction of the Certificate of Amendment of Certificate of Incorporation, filed April 1, 2025	8-K	001-40591	3.1b	04/01/2025
3.2	Amended and Restated Bylaws	8-K	001-40591	3.2	07/26/2021
4.1	Specimen Stock Certificate	S-1/A	333-256510	4.1	07/09/2021
4.2	Description of Securities	10-K	001-40591	4.2	03/29/2022
4.3	Form of New Warrant	8-K	001-40591	4.1	11/20/2025
4.4	Form of Common Stock Purchase Warrant	8-K	001-40591	4.1	02/19/2026
4.5	Form of Pre-Funded Common Stock Purchase Warrant	8-K	001-40591	4.2	02/19/2026
4.6	Form of Common Stock Warrant, dated May 7, 2025, between Company and Holder	10-Q	001-40591	10.13	08/18/2025
4.7	Form of Pre-Funded Common Stock Purchase Warrant	8-K	001-40591	4.1	5/21/2026
4.8	Form of Common Stock Purchase Warrant	8-K	001-40591	4.2	5/21/2026
5.1*	Opinion of Clark Hill PLC
10.1	Form of Inducement Agreement between the Company and Armistice Capital Management LLC	8-K	001-40591	10.1	11/20/2025
10.2	Securities Purchase Agreement, dated February 17, 2026, between Company and Purchaser	8-K	001-40591	10.2	02/19/2026
10.3	Amendment to Existing Warrants Agreement, dated February 17, 2026, between the Company and Purchaser	8-K	001-40591	10.3	02/19/2026
10.4	Form of Lock-up Agreement	S-1	333-393396	10.42	02/11/2026
10.5	Form of Indemnification Agreement between HCW Biologics Inc. and each of its officers and directors.	S-1/A	333-256510	10.1	07/09/2021
10.6+	2019 Equity Incentive Plan, as amended, and forms of agreement thereunder.	S-1/A	333-256510	10.2	07/09/2021
10.7+	First Amendment to 2019 Equity Incentive Plan.	S-1/A	333-256510	10.3	07/09/2021
10.8+	2021 Equity Incentive Plan and forms of agreement thereunder	S-1/A	333-256510	10.4	07/09/2021
10.9+	Employment Agreement, dated July 6, 2021, between Peter Rhode and HCW Biologics Inc.	S-1/A	333-256510	10.6	07/09/2021
10.10+	Employment Agreement, dated October 9, 2019, between Rebecca Byam and HCW Biologics Inc.	S-1/A	333-256510	10.7	07/09/2021

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		Incorporated by reference				Filed or furnished herewith
Exhibit No.	Exhibit title	Form	File No.	Exhibit No.	Filing date
10.11+	Non-Employee Director Compensation Policy.	S-1/A	333-256510	10.8	07/09/2021
10.12+	Employment Agreement, dated June 18, 2021, between Dr. Hing C. Wong and HCW Biologics Inc.	S-1/A	333-256510	10.13	07/09/2021
10.13+	Executive Incentive Bonus Plan	S-1/A	333-256510	10.11	07/09/2021
10.14†	Exclusive License Agreement, dated December 24, 2020, between HCW Biologics Inc. and Wugen, Inc.	S-1/A	333-256510	10.10	07/09/2021
10.15†	Master Services Agreement, dated March 14, 2019, between HCW Biologics Inc. and EirGenix, Inc.	S-1/A	333-256510	10.12	07/09/2021
10.16†#	Purchase and Sale Agreement, by and between HCW Biologics Inc. and Wai 3300 Corporate Way, LLC, dated May 27, 2022	10-Q	001-40591	10.1	08/12/2022
10.17#	Loan Agreement by and between HCW Biologics Inc. and Cogent Bank, dated August 15, 2022	10-Q	001-40591	10.1	11/07/2022
10.18#	Mortgage and Security Agreement by and between HCW Biologics Inc. and Cogent Bank, dated August 15, 2022	10-Q	001-40591	10.2	11/07/2022
10.19	Form of Subscription Agreement, dated February 20, 2024, by and between the Company and the Subscribers party thereto	8-K	001-40591	10.1	02/22/2024
10.20	Form of Amended and Restated Senior Secured Note Purchase Agreement, dated July 2, 2024, by and between the Company and the Purchase party thereto	10-Q	001-40591	10.1	08/14/2024
10.21	Form of Amended and Restated Pledge Agreement, dated July 2, 2024, by and among the Company, Escrow Agent and Noteholder parties thereto	10-Q	001-40591	10.3	08/14/2024
10.22	Form of Escrow Agreement, dated May 1, 2025, by and between the Company, Escrow Agent and Noteholder party thereto	10-Q	001-40591	10.4	08/14/2024
10.23	Form of First Amendment to Amended and Restated Secured Note Purchase Agreement, dated September 30, 2024, by and between the Company and Purchaser party thereto	10-Q	001-40591	10.5	11/14/2024
10.24	Form of Secured Promissory Note by and between the Company and the Holder party thereof	10-Q	001-40591	10.2	08/14/2024
10.25	Second Amendment to Amended and Restated Senior Secured Note Purchase Agreement and Related Agreements, dated May 1, 2025, between Company and Holder	10-Q	001-40591	10.12	08/18/2025
10.26	Equity Purchase Agreement, dated February 20, 2025, between the Company and Square Gate Master Fund - Series 4.	8-K	001-40591	10.1	2/21/2025
10.27	Registration Rights Agreement, dated February 20, 2025, between the Company and Square Gate Master Fund - Series 4	8-K	001-40591	10.2	2/21/2025
10.28	First Amendment to the Equity Purchase Agreement, dated August 14, 2025, between the Company and Square Gate Master Fund - Series 4.	8-K	001-40591	10.1	08/15/2025

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		Incorporated by reference				Filed or furnished herewith
Exhibit No.	Exhibit title	Form	File No.	Exhibit No.	Filing date
10.29	Amended and Restated Amended and Restated License, Research and Co-Development Agreement, dated November 17, 2025, between the Company and Beijing Trimmune Biotech Co., Ltd.	S-1	333-293396	10.40	02/11/2026
10.30†#	Amendment 1 to Amended and Restated License, Research and Co-Development Agreement, dated January 27, 2026, between the Company and Beijing Trimmune Biotech Co., Ltd.	S-1	333-293396	10.43	02/11/2026
10.31†#	Shareholder Purchase Agreement, dated October 10, 2025, between co-founders of Beijing Trimmune Biotech Co., Ltd., including the Company	S-1	333-293396	10.44	02/11/2026
10.32	Exclusive License Agreement 12-Month Suspension, dated May 29, 2025, between the Company and Wugen, Inc.	10-Q	001-40591	10.17	08/18/2025
10.33	Settlement Agreement and Release, dated July 13, 2024, by and between the Company and Altor BioScience, LLC, NantCell, Inc., and ImmunityBio, Inc.	10-Q	001-40591	10.6	11/14/2024
10.34	Placement Agency Agreement, dated February 17, 2026, between the Company and Maxim Group LLC	8-K	001-40591	10.1	02/19/2026
10.35	Form of Securities Purchase Agreement	8-K	001-40591	10.1	5/21/2026
10.36	Form of Registration Rights Agreement by and between the Company and the Investors	8-K	001-40591	10.2	5/21/2026
10.37	Form of Placement Agency Agreement, by and between the Company and E.F. Hutton & Co. LLC	8-K	001-40591	10.3	5/21/2026
10.38	Form of Lock-Up Agreement					X
23.1	Consent of Independent Registered Public Accounting Firm					X
23.2*	Opinion of Clark Hill PLC (included in Exhibit 5.1)
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					X
107	Filing Fee Table					X

+ Indicates a management contract or compensatory plan or arrangement.

†† Certain information in this document has been excluded pursuant to Item 601(b)(10) of Regulation S-K. Such excluded information is not material and is the type of information the Registrant treats as private and confidential. The Registrant agrees to furnish supplementally such information to the SEC upon request.

# Certain information in this document has been excluded pursuant to Item 601(a)(5) or (a)(6) of Regulation S-K. The Registrant agrees to furnish supplementally such information to the SEC upon request.

* Opinion of Clark Hill PLC to be filed by amendment.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, in the city of Miramar, State of Florida, on June 8, 2026.

HCW BIOLOGICS INC.

By:	/s/ Hing C. Wong
Name:	Hing C. Wong
Title:	Founder & Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Hing C. Wong, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature	Title	Date

/s/ Scott T. Garrett Scott T. Garrett	Chairman of the Board of Directors	June 8, 2026

/s/ Rebecca Byam Rebecca Byam	Chief Financial Officer	June 8, 2026

/s/ Hing C. Wong Hing C. Wong	Chief Executive Officer	June 8, 2026

/s/ Rick S. Greene Rick S. Greene	Director	June 8, 2026

/s/ Lisa M. Giles Lisa M. Giles	Director	June 8, 2026

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